FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 4 October, 2004

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AT JUNE 30, 2003 AND 2004 AND FOR

THE SIX MONTH PERIOD ENDED JUNE 30, 2003 AND 2004

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

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Audit

31, Allée Scheffer	Téléphone	+352 22 51 51 1	Internet	www.kpmg.lu
L-2520 Luxembourg	Téléfax	+352 22 51 71	E-mail	audit@kpmg.lu

Auditors’ Review Report

To the
Shareholders and Board of Directors of
Espírito Santo Financial Group, S.A.

We have reviewed the accompanying consolidated balance sheet of Espírito Santo Financial Group, S.A. (the “Company”) at 30 June 2004, the related consolidated statement of income, of changes in shareholders’ equity and the respective notes thereof for the six month period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated financial statements are free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements as at 30 June 2004 are not presented fairly, in all material respects, in accordance with the generally accepted accounting principles in Portugal as referred to in Note 2 to the consolidated financial statements.

Without qualifying our report, we draw attention to the fact that we have not performed a review on the 30 June 2003 figures presented as comparatives to the consolidated financial statements. We have conducted an audit of the consolidated financial statements of the Company for the year ended 31 December 2003. The purpose of this audit was to enable us to express our opinion as of and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Consequently, we are unable to comment on the accuracy of the figures for the six months period ended 30 June 2003.

Luxembourg, 29 September 2004	KPMG Audit Réviseurs d’Entreprises

D.G. Robertson	E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

CONSOLIDATED BALANCE SHEETS

		June 30,
	Notes	2003	2004

		(In millions of Euro)
ASSETS
Cash and due from banks	3	1 334.9	1 128.9
Interest-earning deposits with banks	3	4 873.9	4 111.2
Trading account securities	4	372.4	1 285.8
Investment securities	5	7 882.8	8 952.5
Loans and advances to customers	6	27 658.4	29 194.5
Provision for loan losses	6 and 18	(820.7)	(912.9)
Other equity holdings	7	828.7	826.0
Accrued interest income		251.9	222.6
Property and equipment	8	449.0	431.5
Other assets	9	2 521.2	3 287.8

TOTAL ASSETS		45 352.5	48 527.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits from banks		3 258.6	3 373.6
Demand deposits	10	6 599.1	6 348.7
Time deposits	10	11 185.0	12 751.4
Securities sold under repurchase agreements		1 534.9	1 820.5
Other short-term borrowings	11	1 206.3	808.5
Insurance reserves	12	5 155.4	5 637.7
Accrued interest and other liabilities	13	1 753.0	1 440.1
Corporate borrowings and long-term debt	14	12 307.0	13 549.2
Convertible bonds	15	310.0	310.0

TOTAL LIABILITIES		43 309.3	46 039.7

MINORITY INTERESTS	16	1 995.4	2 372.7

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR10 par value;
100 000 000 shares authorised (2003: 100 000 000)
47 908 555 shares issued	17	479.1	479.1
Treasury shares, at cost	17	(35.9)	—
Retained earnings		(390.3)	(370.5)
Accumulated other comprehensive income		(5.1)	6.9

TOTAL SHAREHOLDERS’ EQUITY		47.8	115.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45 352.5	48 527.9

Commitments, contingencies and derivative and other financial instruments with off-balance sheet risk (Note 29).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

CONSOLIDATED STATEMENTS OF INCOME

		Six month period ended June 30,
	Notes	2003	2004

		(In millions of Euro)
INTEREST INCOME
Interest on loans		694.1	590.3
Interest and dividends on securities:
Trading securities		41.1	17.2
Investment securities		106.2	127.0
Other interest income		55.9	67.4

Total interest income		897.3	801.9

INTEREST EXPENSE
Interest on deposits		238.6	190.4
Interest on securities sold under repurchase agreements		22.7	15.9
Interest on short-term borrowings		21.2	18.5
Interest on corporate borrowings and long-term debt		221.3	218.1
Interest on convertible bonds		6.6	7.7

Total interest expense		510.4	450.6

NET INTEREST INCOME		386.9	351.3
Provisions for loan losses	6 and 18	(131.3)	(134.7)

Net interest income after provision for loan losses		255.6	216.6

OTHER INCOME
Fee and commission income		173.5	217.9
Net trading account profits (losses)		(16.1)	15.4
Net investment securities gains (losses)		30.5	55.3
Insurance premiums	19	581.9	604.4
Other insurance income	19	91.9	110.6
Net gains on foreign currency transactions		99.1	41.4
Other operating income	20	129.2	88.1

Total other income		1 090.0	1 133.1

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

CONSOLIDATED STATEMENTS OF INCOME

		Six month period ended June 30,
	Notes	2003	2004

		(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits		220,6	229,6
Occupancy cost		27,4	23,4
Insurance benefits and claims	21	561,2	600,2
Insurance underwriting and related expenses	22	54,1	47,2
Depreciation	8	31,4	23,4
Amortisation	9	48,0	50,9
Other expenses	23	249,9	195,6

Total other expenses		1 192,6	1 170,3

Income before income taxes and minority interests		153,0	179,4
Income taxes	24	(41,3)	(27,7)
Minority interests in income of consolidated subsidiaries		(98,2)	(121,0)
Income/(losses) in associated undertakings		(0,3)	(0,2)

NET INCOME (LOSS)		13,2	30,5

NET INCOME (LOSS) PER SHARE
Basic	25	0,29	0,64
Diluted	25	0,29 (1)	0,62
Weighted average number of shares outstanding:
For basic earnings per share	25	45 586 141	47 908 555
For diluted earnings per share	25	45 586 141 (1)	61 936 607

(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 25).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

	(In millions of Euro)

Balance as at December 31, 2002	40,3	479,1	(35,9)	4,9	(475,8)	68,0
Bonus paid to employees net of minority interest	(8,2)	—	—	—	—	(8,2)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(5,8)	—	—	—	—	(5,8)
Goodwill arising on consolidation	(10,6)	—	—	—	(10,6)	—
Effect of foreign exchange translation arising on consolidation	(11,5)	—	—	(11,5)	—	—
Unrealized gains on investment securities held by insurance operations net of minority interest	7,8	—	—	7,8	—	—
Other reserves arising on consolidation	0,5	—	—	—	—	0,5
Treasury shares	35,9	—	35,9	—	—	—
Net income	35,9	—	—	—	—	35,9

Balance as at December 31, 2003	84,3	479,1	—	1,2	(486,4)	90,4
Dividends on ordinary shares (EUR 0.10 per share)	(4,8)	—	—	—	—	(4,8)
Bonus paid to employees net of minority interest	(12,5)	—	—	—	—	(12,5)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	10,5	—	—	—	—	10,5
Goodwill arising on consolidation	1,4	—	—	—	1,4	—
Effect of foreign exchange translation arising on consolidation	2,0	—	—	2,0	—	—
Unrealized gains on investment securities held by insurance operations net of minority interest	3,7	—	—	3,7	—	—
Other reserves arising on consolidation	0,4	—	—	—	—	0,4
Net income	30,5	—	—	—	—	30,5

Balance as at June 30, 2004	115,5	479,1	—	6,9	(485,0)	114,5

Comprehensive income
Year end December 31, 2003	32,2	—	—	(3,7)	—	35,9

June 30, 2004	36,2	—	—	5,7	—	30,5

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 1 — BACKGROUND AND BUSINESS ORGANIZATION

Espírito Santo Financial Group S.A. (ESFG), formerly Espírito Santo Financial Holding S.A., is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed to become a holding company for all of E.S. International S.A.’s (ESI), formerly E.S. International Holding S.A. (ESIH), financial and insurance operations. ESI, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESI are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily through Banco Espírito Santo, S.A. (BES), a diversified global financial services firm and Banco Internacional de Crédito, S.A. (BIC), a commercial bank specializing in residential mortgage loans. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, S.A. (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, S.A. (ESAF) and Compagnie Bancaire Espírito Santo S.A., based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretagem, S.A. (ES Dealer), a subsidiary of BESI, and Benito y Monjardín S.A. SVP (Benito y Monjardín) which operates in Spain. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade S.A. (Tranquilidade), and Companhia de Seguros Tranquilidade Vida S.A. (Tranquilidade Vida).

The Group holds a voting interest of 49.11% (June 30, 2003: 48.87%) in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

In June 2003 BES sold a 45% stake of Credibom, a company specialized in consumer credit finance, to Banque Sofinco, generating a result of EUR 65.3 million, before minority interests. The remaining 15% stake was sold to Banque Sofinco in June 2004, generating a result of EUR 24.2 million, before minority interests (see Note 20).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at June 30, 2004:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, S.A.	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo dos Açores, S.A.	BAC	Commercial Banking	Azores Island
Banco Espírito Santo, S.A.	BES	Commercial Banking	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
BES International, SGPS, S.A.	BES INT SGPS	Holding company	Portugal (Madeira)
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
BES Securities S.A.	BES Securities	Brokerage house	Brazil
Banque Espírito Santo et de la Vénétie, S.A.	BES VENETIE	Commercial Banking	France
Banco Espírito Santo de Angola, SARL.	BESA	Commercial Banking	Angola
Banco Espírito Santo de Investimento, S.A.	BESI	Investment banking	Portugal
BES Investimento Brazil S.A.	BESI BRAZIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial Banking	Cayman Islands
BESLEASING e FACTORING (a)	BESLEASING E FACTORING	Leasing and factoring	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
Banco Espírito Santo do Oriente, S.A.	BES-ORIENTE	Commercial Banking	Macao
BESPAR, SGPS, S.A.	BESPAR	Holding company	Portugal
Banco Espírito Santo, S.A.	BESSA	Commercial Banking	Spain
Banco Electrónico de Serviço Total, S.A.	BEST	Internet Banking	Portugal
Banco Internacional de Crédito, S.A.	BIC	Commercial Banking	Portugal
Benito y Monjardín SVB	BYM	Brokerage house	Spain
Benito y Monjardín, S.A.	BYM IBIZA	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, S.A.	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, S.A.	CENTUM	Holding company	Portugal
Clarity Incentive Systems, Inc.	CLARITY	Payment solutions development	USA
Capital Mais – Assessoria Financeira, S.A.	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, S.A.	COMINVEST	Real-estate	Portugal
COMPRINVEST, SGPS, S.A.	COMPRINVEST	Holding company	Portugal (Madeira)
COSIM – Société Financière et Immobilière	COSIM	Real-estate	France
CREDIFLASH Sociedade Financeira para Acquisições a Crédito, S.A.	CREDIFLASH	Consumer credit	Portugal
ERNIO INGENIEROS, S.A.	ERNIO INGENIEROS	Other	Spain
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
Espírito Santo Belgique, S.A.	ES BELGIQUE	Representation office	Belgium
ES CAPITAL – Sociedade de Capital de Risco, S.A.	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, S.A.	ES COBRANÇAS	Debt collection	Portugal
ES CONCESSÕES, SGPS, S.A.	ES CONCESSÕES		Portugal
Espírito Santo Contact Center, Gestão de Call Centers, S.A.	ES CONTACT CENTER	Call center services	Portugal
Espírito Santo Dealer – Sociedade Financeira de corretagem, S.A	ES DEALER	Brokerage house	Portugal
Espírito Santo Gestion, S.A.	ES GESTION	Insurance broker	Spain
ES Interaction – Sistemas de Informação Interactivos, S.A.	ES INTERACTION	Computer services	Portugal

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Company	Short name	Activity	Location

Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Pensiones, SGFP, S.A.	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
Espírito Santo Saúde SGPS, S.A.	ES SAUDE	Holding company	Portugal
Espírito Santo Equipamentos e Segurança, S.A.	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo Companhia de Seguros, S.A.	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, S.A.	ES SERVICIOS	Insurance	Spain
ES Tech Ventures, S.A.	ES TECH VENTURES	Holding company	Portugal
ES Tech Ventures DESG – Desenvolvimento	ES TECH VENTURES	Advisory services	Portugal
Empresarial e Serviços de Gestão, S.A.	DESG
ES VENTURE S.A.	ES VENTURE	Holding company	British Virgin Islands
Espírito Santo Activos Financeiros SGPS, S.A.	ESAF – SGPS	Holding company	Portugal
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS S.A.	ESAF PI	Holding company	Portugal (Madeira)
ESAF S.A. – Espírito Santo Activos Financeiros	ESAF S.A.	Advisory services	Spain
Espírito Santo Fundos de Investimentos Imobiliarios, S.A.	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, S.A.	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, S.A.	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, S.A.	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial Banking	USA
Espírito Santo Bank (Panama), S.A.	ESB PANAMA	Commercial Banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data Informática, S.A.	ESDATA	Computer services	Portugal
ESEGUR – Empresa de Segurança, S.A.	ESEGUR	Private security services	Portugal
Espírito Santo Financial (Portugal), SGPS, S.A.	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, S.A.	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Financière, S.A.	ESFIL	Holding company	Luxembourg
Espírito Santo Gestão de Instalações,	ESGEST	Technical services	Portugal
Aprovisionamento e Comunicações, S.A.
Espírito Santo Gestão de Patrimónios, S.A.	ESGP	Portfolio management	Portugal
Espírito Santo Innovation, S.A.	ESI	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo Inter-Atlântico Companhia de Seguros, S.A.	ESIA	Insurance	Portugal
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macao

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Company	Short name	Activity	Location

ESSI Comunicações, SGPS, S.A.	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, S.A.	ESSI INVESTIMENTOS	Holding company	Portugal
ESSI, SGPS, S.A.	IESS SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados	ESUMEDICA	Health care	Portugal
Médicos, S.A.
Euro Service Collect	EURO SERVICE	Debt collection	France
COLLECT
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, S.A.	EUROP ASSISTANCE	Private assistance	Portugal
FIDUPRIVATE -Sociedade de Serviços, Consultadorie e Administração de Empresas, S.A.	FIDUPRIVATE	Consulting	Portugal
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, S.A.	GESFINC	Underwriting and sector analysis	Portugal
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCARENT – Companhia Portuguesa de	LOCARENT	Consumer finance	Portugal
Aluguer de Viaturas, S.A.
LOCAUMAT – Locaumat, S.A.	LOCAUMAT	Leasing	France
OBLOG Software, S.A.	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations	OLPI	Investment company	France
Industrielles, S.A.
PARTRAN,SGPS, S.A.	PARTRAN	Holding company	Portugal
QUADRIGA – Telemática e Comunicações, S.A.	QUADRIGA	Sofware development	Portugal
QUINTA DOS CONEGOS – Sociedade Imobiliária, S.A.	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, S.A.	SAGEFI	Consumer credit	Guadeloupe
SCI BOURDONNAIS 42 – Société Civile Immobilière	SCI BOURDONNAIS	Real estate	France
SCI Georges Mandel – Société Immobilière	SCI Georges Mandel	Real estate	France
du 45 Avenue Gorges Mandel
SGPICE Sociedade de Serviços de Gestão, S.A.	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, S.A.	SPAINVEST	Holding company	Luxembourg
TRANQUILIDADE – Companhia de	TRANQUILIDADE	Insurance	Portugal
Seguros Tranquilidade, S.A.
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, S.A.	TRANQUILIDADE-VIDA	Life insurance	Portugal

(a) in 2004 BESLEASING MOBILIÁRIA, BESLEASING IMOBILIÁRIA and EUROGES merged into BESLEASING e FACTORING

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The voting rights and economic interests as at June 30, 2003 and 2004 are as follows:

	June 30, 2003		June 30, 2004

	Voting	Economic	Voting	Economic
	interest	interest	interest	interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BAC	60.0%	19.4%	58.2%	19.0%
BES	48.9%	32.4%	49.1%	32.7%
BES FINANCE	100.0%	32.4%	100.0%	32.7%
BES INT SGPS	100.0%	32.4%	100.0%	32.7%
BES OVERSEAS	100.0%	32.4%	100.0%	32.7%
BES SECURITIES	100.0%	32.4%	100.0%	32.7%
BES VENETIE	82.0%	55.0%	82.0%	55.1%
BESA	100.0%	32.4%	100.0%	32.7%
BESI	100.0%	32.4%	100.0%	32.7%
BESI BRAZIL	80.0%	25.9%	80.0%	26.1%
BESIL	100.0%	32.4%	100.0%	32.7%
BESLEASING e FACTORING a)	—	—	89.3%	29.4%
BESLEASING IMOBILIARIA a)	84.2%	27.6%	—	—
BESLEASING MOBILIARIA a)	84.9%	27.7%	—	—
BESNAC	100.0%	32.4%	100.0%	32.7%
BES-ORIENTE	99.8%	32.3%	99.8%	32.6%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.4%	100.0%	32.7%
BEST	66.0%	21.4%	66.0%	21.6%
BIC	100.0%	32.4%	100.0%	32.7%
BYM	100.0%	32.4%	100.0%	32.7%
BYM IBIZA	70.0%	22.7%	100.0%	32.7%
CBESSA	100.0%	100.0%	100.0%	100.0%
CENTIMO	100.0%	32.4%	100.0%	32.7%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY	45.0%	14.6%	45.9%	15.0%
CMAF	100.0%	30.6%	100.0%	30.8%
COMINVEST	49.0%	22.6%	49.0%	22.7%
COMPRINVEST	—	—	100.0%	32.7%
COSIM	99.7%	54.8%	99.7%	54.9%
CREDIBOM b)	15.0%	4.9%	—	—
CREDIFLASH	100.0%	31.9%	100.0%	32.3%
ERNIO INGENIEROS	68.7%	22.2%	61.5%	20.1%
ES ACE	100.0%	32.4%	100.0%	32.7%
ES BELGIQUE	100.0%	100.0%	100.0%	100.0%
ES CAPITAL	99.8%	32.3%	99.8%	32.6%
ES COBRANÇAS	90.6%	29.0%	90.6%	29.3%
ES CONCESSOES	—	—	100.0%	32.7%
ES CONTACT CENTER	100.0%	38.7%	100.0%	38.9%
ES DEALER	100.0%	32.4%	100.0%	32.7%
ES GESTION	100.0%	31.5%	100.0%	31.7%
ES INTERACTION	100.0%	33.0%	100.0%	33.2%

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2003		June 30, 2004

	Voting	Economic	Voting	Economic
	interest	interest	interest	interest

ES INVESTMENT PLC	100.0%	32.4%	100.0%	32.7%
ES PENSIONES	100.0%	31.5%	100.0%	31.7%
ES PLC	100.0%	32.4%	100.0%	32.7%
ES RESEARCH	—	—	100.0%	32.7%
ES REPRESENTAÇÕES	100.0%	32.4%	100.0%	32.7%
ES SAUDE	41.0%	28.1%	41.0%	27.4%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES SEGUROS	100.0%	53.1%	100.0%	53.2%
ES SERVICIOS	100.0%	32.4%	100.0%	32.7%
ES TECH VENTURES	100.0%	32.4%	100.0%	32.7%
ES TECH VENTURES DESG	100.0%	32.4%	100.0%	32.7%
ES VENTURE	100.0%	100.0%	100.0%	100.0%
ESAF – SGPS	90.0%	30.6%	90.0%	30.8%
ESAF Capital Management Ltd. b)	100.0%	30.5%	—	—
EASF PARTICIPACOES	100.0%	30.6%	100.0%	30.8%
ESAF IDA	100.0%	30.6%	100.0%	30.8%
ESAF PI	100.0%	30.6%	100.0%	30.8%
ESAF S.A.	100.0%	31.5%	100.0%	31.7%
ESAF-FII	100.0%	30.6%	100.0%	30.8%
ESAF-FIM	100.0%	30.6%	100.0%	30.8%
ESAF-FP	100.0%	30.6%	100.0%	30.8%
ESAF-IM	99.8%	30.6%	99.8%	30.7%
ESB	98.5%	31.9%	98.5%	32.2%
ESB PANAMA	66.7%	66.7%	66.7%	66.7%
ESCLINC	100.0%	32.4%	100.0%	32.7%
ESDATA	76.1%	32.3%	76.1%	32.4%
ESEGUR	34.0%	11.0%	34.0%	11.1%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESFC	100.0%	32.4%	100.0%	32.7%
ESFG OVERSEAS	100.0%	100.0%	100.0%	100.0%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESGEST	100.0%	32.4%	100.0%	32.7%
ESGP	100.0%	30.3%	100.0%	30.8%
ESI	100.0%	32.3%	100.0%	32.4%
ESI INVESTIMENTOS	100.0%	32.4%	100.0%	32.7%
ESIA	100.0%	100.0%	100.0%	100.0%
ESIAM	49.0%	15.0%	49.0%	15.1%
ESOL	100.0%	32.4%	100.0%	32.7%
ESOR	90.0%	29.2%	90.0%	29.4%
ESSI COMUNICAÇÕES	100.0%	32.4%	100.0%	32.7%
ESSI INVESTIMENTOS	100.0%	32.4%	100.0%	32.7%
ESSI SGPS	100.0%	32.4%	100.0%	32.7%
ESUMEDICA	100.0%	53.6%	100.0%	53.6%
EURO SERVICE COLLECT	100.0%	55.0%	100.0%	55.1%

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2003		June 30, 2004

	Voting	Economic	Voting	Economic
	interest	interest	interest	interest

EUROGES a)	100.0%	32.4%	—	—
EUROP ASSISTANCE	47.0%	22.0%	47.0%	22.0%
FIDUPRIVATE	99.8%	53.4%	99.8%	53.5%
GESFINC	100.0%	34.9%	100.0%	35.2%
GESPAR	100.0%	32.4%	100.0%	32.7%
IASA	19.0%	6.2%	19.0%	6.2%
JAMPUR	100.0%	32.4%	100.0%	32.7%
KUTAYA	100.0%	32.4%	100.0%	32.7%
LOCARENT	—	—	45.0%	14.7%
LOCAUMAT	100.0%	55.0%	100.0%	55.1%
OBLOG	66.6%	21.5%	66.6%	21.6%
OLPI	99.9%	54.9%	99.9%	55.0%
PARTRAN	66.7%	66.7%	66.7%	66.7%
PORTLINE b)	33.3%	10.8%	—	—
QUADRIGA b)	46.5%	15.1%	46.5%	15.2%
QUINTA DOS CONEGOS	99.9%	37.0%	99.9%	37.4%
REPRESENTACOES ES	100.0%	31.9%	100.0%	32.2%
SAGEFI	38.8%	21.3%	38.8%	21.4%
SCI BOURDONNAIS	—	—	100.0%	100.0%
SCI Georges Mandel	100.0%	49.9%	100.0%	50.0%
SGPICE	33.3%	10.8%	33.3%	10.9%
SLMB	99.8%	54.8%	99.8%	55.0%
SPAINVEST	100.0%	32.4%	100.0%	32.7%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQUILIDADE-VIDA	90.5%	60.5%	90.5%	60.5%

(a)	in 2004 BESLEASING MOBILIÁRIA, BESLEASING IMOBILIÁRIA and EUROGES merged into BESLEASING e FACTORING
(b)	entities sold in the second semester of 2003 and/or first semester of 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements as at and for the six month periods ended June 30, 2003 and June 30, 2004 have been prepared in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries. In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation method to give a true and fair view of the Group’s interest in those companies.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies (associated companies) are accounted for by the equity method and are included in Other equity holdings. The net income or loss attributable to the Group is shown separately in the statement of income.

In June 2003, the Group sold a 45% stake in Credibom share capital, reducing its holding to 15%, and therefore ESFG consolidated balance sheet as of June 30, 2003, exclude Credibom’s assets and liabilities, while the consolidated statement of income reflect Credibom’s consolidation up to the date of sale, since this Company contributed to the Group’s results for the six month period ended June 30, 2003.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the June 30, 2003 and 2004 financial statements.

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

Income and expenses recognition

Interest income and expenses are generally recognised on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognised as income when received.

Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letters of credit and services are taken to income as the service is provided.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments and unrealised gains on investment securities available for sale, investments in real estate and property held by insurance operations net of minority interest.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro have been translated into Euro at exchange rates in effect at the balance sheet date. The results of operations of these subsidiaries are translated into Euroat average exchange rates for the six month periods ended June 30, 2003 and June 30, 2004. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 29, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The spot foreign exchange position is revaluated on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revaluated based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

Financial derivative instruments

The Group classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•
the position to be hedged is clearly identified and exposes the Group to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold or abandoned before its maturity or is reclassified as trading instrument, the realised gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for, as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations) and their corresponding hedged positions, are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent to these instruments are taken directly to the statement of income.

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organized markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

•	Options

The main types of options currently used by the Group are:

•	Currency;

•	Interest rate;

•	Equity;

•	Interest rate caps and floors; and

•	Swaptions.

Exchange-traded options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates, and are marked-to-market on a daily basis against the statement of income.

Over-the-counter options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value.

Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Debt securities held for trading, which comprise mainly national and foreign government bonds, are stated at market value, or estimated market value, including any accrued interest entitlement. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indexes of the Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised on a straight line basis over the remaining life and recorded in the statement of income. Accrued interest is recognised as income. Securities with automatic capitalization of interest (zero coupon) include the accruals of such interest.

Potential losses with bonds overdue are provided in accordance with the criterion for credit overdue without collateral, set forth in Regulation no. 3/95, June 30 issued by the Bank of Portugal.

Shares and other variable income securities (available-for-sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value), where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is amortised over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve which is included in Accumulated other comprehensive income. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule no. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve” until 2003.

As at December 31, 2002 ESFG had deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9). During the six month period ended June 30, 2003, 80% of these unrealised losses have been recognised in the statement of income. The remaining balance was expensed in the second half of 2003 (See Note 9).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Investments for the benefit of the life assurance policyholders who bear the investment risk

Investments for the benefit of the life assurance policyholders who bear the investment risk relate to assurance policies tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, is valued, at the balance sheet date, at market value. Unrealised gains and losses are allocated to the mathematical reserves.

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the balance sheet exchange rate the cost of investments not consolidated expressed in foreign currencies, are included in the balance sheet under Other assets if negative and Other liabilities if positive.

The Group’s investment in other equity holdings and holdings of a strategic nature represents those companies in which the Group:

(a)
holds less than 50% but more than or equal to 20% and which the Group does not effectively control but exercises significant influence. These holdings are treated as associated companies and are included in the consolidated financial statements under the equity method.

(b)	other investments that represent:

•	holdings of a strategic and long term nature, although the percentage of equity held is below 20%;

•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under Regulation no. 4/2002 are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

For the equity holdings, existing as at December 31, 2001, a transition rule was established that allow the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

—	Financial and insurance companies: 10% each year during 10 years.

—	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be recorded in the period in which they occur.

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses provided for in 2002 and 2003 for equity holdings held as at December 31, 2001 were recognised against Shareholders’ equity.

Income on these investments is recognised as and when received.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Loans and advances to customers, provision for loan losses and general banking risks

Loans and advances to customers are reported at their outstanding principal amount.

Provision for loan losses for the banking Group in Portugal is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific provision based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of provision ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised.

(ii)
a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit. As of August 2003, the provisioning for such credit is done in compliance with Regulation no. 8/2003 of February 8 issued by the Bank of Portugal, which redefined, for prudential reasons, the concept of doubtful loans in relation to the initial maturity and the expected default probability calculated based on the level of provisions for the respective overdue loans.

(iii)
a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with Regulation no. 8/2003, such provision must not amount to less than 1% of the total performing loans and guarantees excluding:

	a.	instalment loans to individuals and consumer loans, for which the minimum provision required is 1.5%; and

	b.	mortgage loans collateralised by residential real-estate or residential real-estate finance-lease operations, where the minimum provision required is 0.5%;

Furthermore, in accordance with instruction no. 39/2004 issued by the Bank of Portugal, the general provision for credit risks must include from April 30, 2004 the notional amounts of Credit Default Swaps in which the entity is selling credit protection, except when these derivatives are included in the trading portfolio in which case they are marked to market through the statement of income.

(iv)
a provision for sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	equity holdings;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee include transfer risk; and

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk provisions are determined in accordance with local regulations.

In the application of the above loan loss provision procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The Provision for general banking risks included under Other liabilities covers non-specifics risks associated with the activities of the BES Group and is set-up in accordance with guidelines issued by the Board of Directors of BES.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indexes to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluations reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector, Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last six months. Land and buildings in insurance undertakings are not depreciated.

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarized below:

Estimated useful life (years)

Buildings (except insurance business)	50
Leashold improvements	10
Computer equipment	4 - 5
Furniture and equipment	4 - 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investments in real estate

In accordance with regulation issued by the Bank of Portugal, investments in real estate arising out from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector, investments in real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last six months. Real estate in insurance undertakings are not depreciated.

Intangible assets and deferred costs

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares and bond issue costs.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Preference shares and bond issue costs are deferred and amortised according to the debt maturity, starting from the date of the issue and following the straight-line method.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Debtors arising out from direct insurance and reinsurance operations

Debtors arising out from direct insurance and reinsurance operations are reported net of provision for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflects the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation.

The life assurance reserves reflects the present value of the insurance business future obligations and arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve.

Equalisation reserve is set-up for those lines of business that, given their nature, contain greater uncertainty as to the evolution of the claims ratio.

Reserve for unexpired risks is booked based on total estimated expected liability. Under the requirements of the ISP, this reserve is created whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This reserve is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1.

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro-rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro-rata temporis method is applied to the value of gross written premiums, net of acquisition costs.

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are accounted for as movements in equity.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the rules issued by the Bank of Portugal.

In accordance with the rules issued by the ISP the insurance business account for deferred taxes. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Retirement plans

The most significant Group companies, namely BES, BIC, BES Investimento, Tranquilidade and Tranquilidade Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões , S.A., a Group subsidiary.

In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 26.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognised in the statement of income.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognised as an asset or liability and its accumulated value is recognised in the statement of income using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Other assets and charged to statement of income over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method also as Other assets and are not subject to amortisation.

In accordance with Regulation no. 12/2001, the changes in actuarial assumptions and the expenses with early retirements incurred since 2002 are accounted for as an asset and amortised over 10 years.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their remaining expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.

The banking Group make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year;

•	the liability with employees in service shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 26).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Any increases in vested benefits, (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 26. During the six month period ended June 30, 2003, insurance companies recognised in the statement of income 17% of the costs capitalised in 2002, the remaining being expensed in the second half of 2003.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 in application of Decree-Law no. 298/92, of December 31, requiring the participation of the Portuguese banks of the Group.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, being the remaining accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions is recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by certificates of deposit will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings in the year in which the shareholders approve the distribution and is deductible for tax purposes from the profits of the year to which it relates.

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities whose funding is guaranteed by debt issuance, by those entities, in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 30). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

In compliance with Instruction no. 27/2000 issued by the Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

In case the Group owns clean-up calls not specifically foreseeing that assets should be bought back at market value, the limit for provision charges should be the highest of the following:

•	the book value of the notes and of the other assets acquired in the course of the securitisation transaction or;

•	the maximum amount of the clean up call.

Provisions above the book value of the securities and other assets acquired are recorded as liabilities – Provisions for liabilities and charges.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal. Amortisation of principal is deducted from Other liabilities and interest charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in instalments charged to customers is recorded as revenue, while amortisation of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

Information regarding December 31, 2003 and 2002 was used as comparative information in certain disclosures.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 3 — CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks are analysed as follows:

June 30,
	2003	2004

(In millions of Euro)
Cash and due from banks	1 334,9	1 128,9
Interest-earning deposits with banks	4 873,9	4 111,2

Total cash and deposits with banks	6 208,8	5 240,1

The balance Cash and deposits with banks includes mandatory deposits with the Bank of Portugal, in the amount of EUR 484.6 million (June, 30 2003: EUR 517.5 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. For the six month period ended June 30, 2004, these deposits earned interest at an average rate of 2.00% (June 30, 2003: 2.60%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at June 30, 2004 the Group only held series B certificates of deposit, in the amount of EUR 88.8 million (June 30, 2003: EUR 175.6 million), which bear interest at the average annual rate of 2.02% (June 30, 2003: 2.80%).

As referred to in the accounting policies related to Depositor’s guarantee fund included in Note 2, from the total amount of certificates of deposit, EUR 38.5 million (June 30, 2003: EUR 38.5 million) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion (unpaid portion) of annual contribution from 1997 to 2004 (June 30, 2003: from 1997 to 2003) to the Depositor’s guarantee fund.

Besides certificates of deposit, the main interest-earning deposits with banks in Portugal, as at June 30, 2004, bore interest at an average annual interest rate of 2.429% (June 30, 2003: 2.675%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.4 million (June 30, 2003: EUR 0.5 million) (see Note 18).

NOTE 4 — TRADING ACCOUNT SECURITIES

Trading Account Securities are analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Government agency debt securities	176.0	1 042.4
Corporate debt securities	153.8	73.9
Marketable equity securities	42.6	169.5

	372.4	1 285.8

Government agency debt securities, classified as held for trading, include Portuguese securities amounting to EUR 729.7 million as at June 30, 2004 (June 30, 2003: EUR 95.7 million).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Securities available for sale	7 187.3	8 321.5
Securities held to maturity	695.5	631.0

	7 882.8	8 952.5

Investment securities comprise securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains/(losses) not recorded	Market Value

	(In millions of Euro)
June 30 , 2004
Government agency debt securities	770.3	(2.4)	767.9	(0.6)	767.3
Corporate debt securities	5 893.5	(111.0)	5 782.5	65.6	5 848.1
Marketable equity securities	1 907.2	(136.1)	1 771.1	33.7	1 804.8

	8 571.0	(249.5)	8 321.5	98.7	8 420.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
June 30 , 2003
Government agency debt securities	1 218.0	(1.4)	1 216.6	3.2	1 219.8
Corporate debt securities	4 918.7	(133.1)	4 785.6	101.4	4 887.0
Marketable equity securities	1 439.8	(254.7)	1 185.1	59.5	1 244.6

	7 576.5	(389.2)	7 187.3	164.1	7 351.4

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investments portfolio in 2001 not compensated by the Fund for future appropriations and the Regulatory revaluation reserve. On this basis on June 30, 2003 the unrealised losses recorded included EUR 14.9 million deferred in 2001 and 2002, and therefore recognised under Other assets (see Note 9). These unrealised losses deferred were fully expensed in the second half of 2003.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
June 30 , 2004
Government agency debt securities ...	575.3	(1.3)	574.0	4.1	578.1
Corporate debt securities	57.0	—	57.0	—	57.0

	632.3	(1.3)	631.0	4.1	635.1

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
June 30 , 2003
Government agency debt securities ...	600.6	(1.8)	598.8	3.1	601.9
Corporate debt securities	96.7	—	96.7	—	96.7

	697.3	(1.8)	695.5	3.1	698.6

The movement on Unrealised losses recorded was as follows:

	Year ended December 31, 2003	Six month period ended June 30, 2004

	(In millions of Euro)
At beginning of year/period	432.2	250.3
Regulation no. 4/2002 (through equity)	0.7 (1)	(0.8) (1)
Exchange differences and others	(10.1)	(1.3)
Transfers	(1.7)	1.3
Unrealized gains on securities recognised by the insurance subsidiaries to shareholders’ equity	(11.0)	(6.1)
Charge for the year/period net of write-back for the year/period	(37.8)	37.7
W rite-offs	(122.0)	(30.3)

At end of year/period	250.3	250.8

(1)
Additionally and also in accordance with Regulation no. 4/2002, a charge of EUR 0.9 million (December 31, 2003: Release of EUR 1.3 million) was taken to the statement of income and is included under charge of the period net of write-back for the period.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	June 30,

	2003	2004

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	8 752.5	6 880.1
Mortgage loans	8 525.9	8 978.0
Instalment loans to individuals	1 147.4	1 345.7
Commercial bills discounted	1 017.7	1 131.5
Overdrafts	375.9	280.1
Finance leases	916.0	1 076.9
Other credits instruments and bills	375.3	338.1
Factoring	484.4	588.0
Loans to financial institutions	47.8	58.0
Other loans	1 034.0	3 233.1

	22 676.9	23 909.5

Foreign
Commercial and mortgage loans	3 970.7	4 240.4
Loans to foreign financial institutions	372.0	398.6

	4 342.7	4 639.0

Overdue loans and interest
Domestic	562.2	583.6
Foreign	76.6	62.4

	638.8	646.0

Loans and advances to customers, gross	27 658.4	29 194.5
Less: Provision for loan losses	(820.7)	(912.9)

Loans and advances to customers, net	26 837.7	28 281.6

During the second half of 2003, BIC carried-out a securitisation of mortgage loans for an amount of EUR 1 000 million (see Note 30).

During December 2003 BIC sold to an international financial institution EUR 37.7 million of mortgage overdue loans.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The movement on the Provision for loan losses is as follows:

	Year ended December 31 2003	Six month period ended June 30, 2004

	(In millions of Euro)
At beginning of year/period	782.6	820.1
Dispos al of subsidiaries	(38.9)*	—
Charges for the year	367.9	176.5
Write-back for the year/period	(103.9)	(41.8)
Write-offs for the year/period	(145.8)	(68.4)
Other adjustments	(41.8)	26.5

At end of year/period	820.1	912.9

*	Relates to the sale of Credibom disposed of in July, 2003, and consolidated under the full method until June 30, 2003 (see Note 1).

NOTE 7 — OTHER EQUITY HOLDINGS

Other equity holdings are analysed as follows:

	June 30,

	2003	2004	2003	2004

	Voting interest (%)		Book amount

			(In millions of Euro)
Portugal Telecom	2.80	2.80	327.2	327.2
PT Multimédia (PTM)	8.13	8.13	296.1	296.1
Bradesco	3.29	3.14	188.8	164.1
BMCE Bank	2.77	2.77	24.7	24.4
Interatlântico SA (IASA)	19.00	19.00	—	—
Others(1)	—	—	33.0	25.4

			869.8	837.2
Provision for unrealised losses			(41.1)	(11.2)

			828.7	826.0

(1)	Under Others are included the investments in associated companies accounted for under the equity method.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The provisions for Unrealised losses, as at June 30, 2003 and 2004, were determined based on Regulations no. 3/95 of June 30, and no. 4/2002 of July 25, issued by the Bank of Portugal, relating to the following companies:

	June 30,
	2003	2004

	(In millions of Euro)
Portugal Telecom	10.9	—
PT Multimedia	23.0	9.6
Banco Bradesco	3.8	—
BMCE	1.0	1.6
Others	2.4	—

	41.1	11.2

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification at June 30, 2004 of unrealised losses which were calculated using the average of the daily stock price over the last six months and are as follows:

					Provisions
Company	Acquisition Cost (1)	Market value (2)	Unrealised losses (3) = (1) – (2)	15% of the acquisition cost (4) = (1) x 15%	Total (5) = (3) – (4)	Minimun (6) = 40% x (5)	Remaining (Deduction in regulatory capital) (7) = (5) – (6)

	(In millions of Euro)
PT Multimedia	296.1	227.5	68.6	44.4	24.2	9.6	14.6
BMCE	24.4	16.5	7.9	3.7	4.2	1.6	2.6
Novabase(1) Transition rule	16.3	11.7	4.6	2.4	2.2	0.8	1.4
Others(1)	22.5	4.6	17.9	3.4	14.5	6.2	8.3

TOTAL	359.3	260.3	99.0	53.9	45.1	18.2	26.9

(1)	Equity holdings included under Investment securities available for sale

As mentioned in Note 2, the application of the transition rules, as described on the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following years:

	Provisions			Deduction to regulatory
	Income statement	Reserves	Disposal	capital (annual)	Total

	(In millions of Euro)
2002	2.7	29.2	—	45.4	77.3
2003	(1.8)	17.7	—	25.1	41.0
2004	1.7	(32.3)	(0.1)	(45.8)	(76.5)
2005	0.8	—	—	1.2	2.0
2006	0.5	—	—	0.7	1.2

	3.9	14.6	(0.1)	26.6	45.0

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The total provisions released by the Group during the six month period ended June 30, 2004 based on Regulation no. 4/2002, amounted to EUR 31.4 million (December 31, 2003: charge of provisions of EUR 15.9 million), of which EUR 31.3 million (December 31, 2003: charge of provisions of EUR 16.5 million) were considered as a release of provision to Other equity holdings and the remaining as a set up of provision to Investment securities available for sale (December 31, 2003: reverse of provision on Investment securities available for sale). From this provision, EUR 32.3 million were released from reserves by the banking Group, with an impact on the Group’s consolidated reserves of EUR 10.5 million, net of EUR 21.8 million of minority interest (December 31, 2003: EUR 5.8 million and EUR 11.9 million, respectively).

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Cost
Land, buildings and leasehold improvements	512.5	510.7
Furniture and equipment	519.9	474.1
Work in progress	17.5	28.6

Total cost	1 049.9	1 013.4

Depreciation
Land, buildings and leasehold improvements	(182.7)	(191.6)
Furniture and equipment	(418.2)	(390.3)

Total accumulated depreciation	(600.9)	(581.9)

Net Book value	449.0	431.5

The movement on Property and equipment (net) for the six month period ended June 30, 2004 was the following:

	December 31, 2003	Additions	Disposals	Depreciation	Transfers	Currency translation effect and other	June 30, 2004

	(In millions of Euro)
Land, buildings and leasehold improvements	323.7	5.4	(5.1)	(7.0)	2.4	(0.3)	319.1
Furniture and equipment	89.6	7.5	(0.6)	(16.4)	3.3	0.4	83.8
Work in progress	27.4	10.3	—	—	(5.5)	(3.6)	28.6

Total	440.7	23.2	(5.7)	(23.4)	0.2	(3.5)	431.5

The depreciation charge for the first six month period ended June 30, 2004 amounts to EUR 23.4 million (June 30, 2003: EUR 31.4 million).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 9 — OTHER ASSETS

Other assets are analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Investments in real estate	174.3	207.3
Receivable from clients on pending stock exchange transactions	69.3	352.6
Insurance premiums receivable	62.9	61.7
Prepayments	32.9	72.9
Sundry debtors	385.5	386.9
BES stock-based incentive plan	104.0	110.4
Accrued income	11.5	38.3
Futures and options	15.1	36.0
Collaterised deposits	31.0	26.0
Gold, other precious metals, numismatic, coins and other liquid assets	11.2	21.3
Deferred tax assets	32.7	31.2
Software	125.1	124.4
Work in progress (software)	31.7	14.5
Other intangibles	63.9	35.7
Deferred unrealised losses on the investment portfolio	14.9	—
Deferred actuarial losses
Corridor	123.8	146.8
Outside the corridor	303.4	425.6
Deferred costs related to bonds issue	758.4	1 003.0
Exchange differences in investments	88.0	130.3
Debtors arising out of direct insurance and reinsurance operations	21.2	17.7
Recoverable subsidies on mortgages loans	60.4	45.2

	2 521.2	3 287.8

Investment in real estate include the following:

	June 30,
	2003		2004
	Acquisition Cost	Fair value	Acquisition Cost	Fair value

	(In millions of Euro)
Investments arising out from recovered loans (real estate)	69.9	59.9	91.1	81.7
Investment property arising out from insurance business
Life	36.8	36.6	41.9	41.8
Non-life	39.1	73.1	44.4	79.1
Other	5.1	4.7	5.2	4.7

	150.9	174.3	182.6	207.3

Investments arising out from recovered loans (real estate) are accounted for net of a provision of EUR 9.4 million (June 30, 2003: EUR 10.0 million) in order to reflect the unrealised losses related with these investments (see Note 18). Investment property arising out from insurance business is accounted for at market

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

value according to the accounting policy described in Note 2. Other investments in real estate are accounted for net of provisions of EUR 0.5 million (June 30, 2003: EUR 0.4 millions) (see Note 18).

As at June 30, 2003 and 2004, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 13), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations as at June 30, 2004 are net of a provision of EUR 12.7 million. The movement in this provision is shown on Note 18.

As at June 30, 2004 Sundry debtors include debtors arising out from banking operations amounting to EUR 355.2 million (June 30, 2003: EUR 352.2 million) and from insurance operations amounting to EUR 31.7 million (June 30, 2003: EUR 29.3 million).

BES stock-based incentive plan represents loans to employees resulting from the sale of BES shares under a stock-based incentive plan. Under this plan, as at June 30, 2004, 9.0 million shares were sold to employees (June 30, 2003: 8.5 million shares) for an overall amount of EUR 110.4 million (June 30, 2003: EUR104.0 million).

At June 30, 2003 and 2004 the deferred tax asset is explained as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Tax losses carried forward	70.4	51.3
Temporary differences:
Unrealised losses on investment securities	17.0	13.0

	87.4	64.3

Deferred tax liability on:
Temporary differences:
Unrealised losses on investment securities	0.3	—
Others	7.6	—

	7.9	—

Deferred tax asset (net)	79.5	64.3
Allowance for deferred tax asset	(46.8)	(33.1)

Deferred tax asset recognised	32.7	31.2

Explanation of the deferred tax for the six month period ended June 30, 2004 is as follows:

June 30, 2004

(In millions of Euro)
Change in allowance for deferred tax	(1.4)
Change in temporary differences and in tax losses carried forward	0.7

(0.7)

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The movement on Intangible assets for the six month period ended June 30, 2004 was the following:

	December 31,				Transfers	June 30,
	2003	Additions	Disposals	Amortisation	and others	2004

	(In millions of Euro)
Software	106.3	9.8	(0.3)	(42.4)	51.0	124.4
Work in progress	53.8	13.2	—	—	(52.5)	14.5
Other intangibles	32.1	10.5	(0.2)	(8.5)	1.8	35.7

Total	192.2	33.5	(0.5)	(50.9)	0.3	174.6

The Amortisation charge for the six month period ended June 2004 amounts to EUR 50.9 million (Six month period ended June 30, 2003: EUR 48.0 million).

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investment portfolio in 2001 not compensated by the Fund for futures appropriations and the Regulatory revaluation reserve. The total unrealised losses deferred as of June 30, 2003 amounted to EUR 14.9 million. These unrealised losses were fully expensed in the second half of 2003.

In accordance with the accounting policy described in Note 2, the actuarial gains and losses related with the pension plan are classified under Deferred actuarial losses. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years. The amount within the corridor is not amortised.

As at June 30, 2003 and 2004, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of their reimbursements against Deferred costs, in accordance with the rules issued by the Bank of Portugal.

The balance of Exchange differences in investments, represents the cumulative exchange differences, between the acquisition date and June 30, 2003 and 2004, of unconsolidated investments denominated in foreign currency which are deferred in accordance with the rules issued by the Bank of Portugal. The amount is mainly explained by the exchange difference arising from the investment in Banco Bradesco.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

June 30,
	2003	2004

(In millions of Euro)
Demand deposits
Domestic	5 696.7	5 366.2
International	902.4	982.5

	6 599.1	6 348.7

Time deposits
Domestic	7 492.8	6 651.3
International	3 692.2	6 100.1

	11 185.0	12 751.4

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	June 30,
	2003	2004

	(In millions of Euro)
Total deposits
Non-interest bearing	76.9	95.7
Interest bearing	17 707.2	19 004.4

	17 784.1	19 100.1

Deposits by country
Domestic:
Non-interest bearing	4.3	4.7
Interest bearing	13 185.2	12 012.8

	13 189.5	12 017.5

International:
Non-interest bearing	72.6	91.0
Interest bearing	4 522.0	6 991.6

	4 594.6	7 082.6

	17 784.1	19 100.1

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	June 30,
	2003	2004

	(In millions of Euro)
Financing from interbank money market	184.3	120.4
Overdrafts	287.3	279.0
Short-term loans	500.7	207.4
Comercial paper	29.9	57.9
Others	204.1	143.8

	1 206.3	808.5

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 12 — INSURANCE RESERVES

Hereunder is the break-down of the insurance reserves:

	June 30,
	2003			2004
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Unearned premiums reserve	117.7	13.4	104.3	121.5	14.4	107.1
Life assurance reserve	4 133.2	3.3	4 129.9	4 382.7	3.4	4 379.3
Claims outstanding	483.2	34.6	448.6	479.2	35.8	443.4
Unexpired risk reserve	8.9	—	8.9	8.2	—	8.2
Bonus and rebates reserve	5.2	1.5	3.7	2.1	2.0	0.1
Equalisation reserve	2.5	—	2.5	2.9	—	2.9
Life assurance policies reserve where the risk on investment is borne by the policyholders	457.5	—	457.5	696.7	—	696.7

	5 208.2	52.8	5 155.4	5 693.3	55.6	5 637.7

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Unearned premiums	144.5	148.4
Deferred acquisition costs	(26.8)	(26.9)

	117.7	121.5

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Life assurance reserve	4 133.9	4 383.2
Deferred acquisition costs	(0.7)	(0.5)

	4 133.2	4 382.7

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Claims outstanding are the following:

	June 30,
	2003			2004
	Direrct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Life assurance	35.4	1.7	33.7	29.6	1.9	27.7
Workmen’s compensation	157.1	0.6	156.5	151.2	0.6	150.6
Other lines of business	290.7	32.3	258.4	298.4	33.3	265.1

	483.2	34.6	448.6	479.2	35.8	443.4

Claims outstanding represent unsettled claims occurring before June 30, 2003 and 2004 and include an amount of EUR 22.2 million and EUR 33.8 million, respectively for incurred but not reported claims (IBNR). Included in the amount of claims outstanding for workmen’s compensation is EUR 124.8 million and EUR112.4 million at June 30, 2003 and 2004, respectively, relating to the mathematical reserve for workmen’s compensation.

NOTE 13 — ACCRUED INTEREST AND OTHER LIABILITIES

Accrued interest and other liabilities are analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)
Income tax payable	10.5	11.6
Public sector	46.4	37.5
Non resident creditors	44.1	49.1
Suppliers	13.9	34.3
Other creditors	78.6	191.7
Creditors arising out from direct insurance operations	29.4	32.6
Creditors arising out from reinsurance operations	14.1	17.5
Accrued interest on deposits	94.6	87.2
Accrued interest on borrowings	97.1	75.5
Accrued expenses	12.5	54.6
Deferred income	64.4	133.8
Other sundry liabilities	293.9	260.4
Stock exchange transactions pending settlement	819.9	199.6
Bonuses and vacations payable	47.0	43.8
Provision for general banking risks	42.3	135.6
Provision for liabilities and charges	44.3	70.6
Pension plan accural	—	4.7

	1 753.0	1 440.1

The movement in Provision for general banking risks and for liabilities and charges is presented in Note 18.

As at June 30, 2004 Other creditors include an amount of EUR 123.1 million (June 30, 2003: EUR 60.0 million) related to creditors arising from banking operations and EUR 68.6 million (June 30, 2003: EUR 18.6 million) related to creditors arising from insurance operations.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 14 — CORPORATE BORROWINGS AND LONG-TERM DEBT

Corporate borrowings and long-term debt are analysed as follows:

	June 30, 2004
		Weighted average
Borrowing entity	Amount	interest rate	Maturity/year

	(In millions of Euro)
BES
Corporate Bonds
BES F.P.O.F	5.0	a)	2005
BES A forro 5 A nos	5.0	3.95%	2004
BES A forro 5 A nos 2ª Emis são	10.0	3.95%	2004
Eurotoxx 2004 – Rendimento Garantido	10.0	a)	2004
BES Euro Stoxx 50 Junho 2000 – 1ª Emis são	3.7	a)	2005
Caixa Rendimento Mais – 1ª Série	10.8	5.8%	2008
BES Euro Stoxx 50 Junho 2000 – 2ª Emis são	2.1	a)	2005
Caixa Rendimento Mais – 2ª Série	4.9	5.95%	2008
Caixa Rendimento Mais 3ª Série	6.9	6.47%	2008
BES Valor Indexado Euro Stoxx 50	10.9	a) +1%	2005
BES Caixa Rendimento Mais – 4ªSérie	7.1	5.79%	2008
BES Caixa Rendimento Mais – 5ª Série	5.1	5.7%	2008
BES Cabaz 1ndices Mundiais Dezembro 2000	5.7	a) +1%	2005
BES M ix Euros toxx 50 – Junho 2001	14.8	a)	2004
BES Valor Indexado Mercury Selected Fund	6.0	a) +1%	2006
BES Super Fundos- Julho 2001	13.2	a)	2004
BES EURO RENDA Agosto 2001	15.0	5.50%	2009
BES EURO 2004 Agosto 2001	11.4	6.42%	2004
BES EURO FUNDOS Setembro 2001	8.0	a)	2004
BES Cabaz 2004	7.3	a)	2004
BES 5 + 45% Janeiro 2002	2.3	a)	2005
Valorização Euro Best 50	1.9	a)	2004
BES M ix Fevereiro 2002	10.0	a)	2005
BES Euro Stoxx Março 2005	5.9	a) +3.5%	2005
BES Mix M arço 2002	30.0	a)	2005
BES Euro Renda	22.3	5.32%	2010
BES Mix A bril 2002	19.2	a)	2005
BES DJ Global Titans	14.7	a) +0.85%	2007
BES Mix Maio 2002	10.9	a)	2005
BES Mix Mundial Junho2002	3.4	a) +2.04%	2005
BES Rendimento Private 2007	11.1	a) +3.9%	2007
BES Mix Setembro 2002	7.9	a)	2005
BES Mix Outubro 2002	3.6	a)	2005
BES Mix Novembro 2002	1.7	a)	2005
BES Mix Executive Novembro 2002	2.0	a)	2005
BES Cabaz 2008	6.5	a)	2008
BES índices Mundiais – Fevereiro 2003	1.8	a) +0.80% b)	2008
BES Multivalor Março 2003	3.4	a)	2006
BES Valor Seguro A br 2003	2.1	a) +0.25%	2008
BES índices Mundiais – Maio 2003	2.5	a) +0.75%	2008
BES índices Mundiais – Junho 2003	0.8	a) +0.75%	2008
BES Cabaz Gás Natural Julho 2003	1.2	a)	2006
BES índices Mundiais – Setembro 2003	3.7	a)	2006
BES índice Sector Outubro 2003	3.7	a)	2006
BES Indice Sector Novembro 2003	3.0	a)	2006
BES Indice Sectoriais Janeiro 2004	1.7	a)	2007
BES Target 8,5% Janeiro 2004	20.0	5.5%	2009
BES Target 8,5% Fevereiro 2004	13.9	5.5%	2009
BES Investimento Global Mar 2004	1.9	—	2007
BES Target 14,5% Abril 2004	4.8	5.0%	2014
BES Target 14,5% Maio 2004	5.0	5.0%	2014
BES Set UP Global – Maio 2004	0.7	a)	2007

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2004
Borrowing entity	Amount	Weighted average interest rate	Maturity/year

	(In milions of Euro)
BES
Corporate Bonds (continued)
BES Set UP Global – Junho 2004	1.0	a)	2007
BES-SFE Euro Stoxx 50 Não Residentes	0.6	0.59%	2005
BES-SFE M IX RE	0.4	1.81%	2005
BES-SFE M IX RE	1.5	1.54%	2005
BES-SFE M IX RE	0.6	1.81%	2005
BES-SFE Mix Eurostoxx 50	3.7	0.96%	2004
BES-SFE Mix Eurostoxx 50	3.4	1.26%	2004
BES-SFE Euro 2004	8.8	a) +6%	2004
BES-SFE Euro Fundos	4.5	2.09%	2004
BES-SFE Euro Fundos	0.7	1.3%	2005
BES-Cayman Taxa Fixa	164.5	3.51% – 5.22%	2004/2011
BES CAYMAN 3,63% 11/15/04	25.0	4.66%	2006
BES CAYMAN – Cupão Zero	170.0	—	2027
BES CAYMAN – Cupão Zero	280.0	—	2027
BES CAYMAN – Cupão Zero	350.0	—	2027
BES CAYMAN – MIX	0.1	a)	2005
BES-Cayman Taxa Fixa	308.5	4.82% – 5.37%	2013/2018
BES CAYMAN – Cupão Zero	200.0	—	2028
BES CAYMAN – MIX	0.2	a)	2006
BES CAYMAN Step Up	300.0	2.90% – 3.10%	2013
BES CAYMAN – Cupão Zero	41.0	—	2028
BES CAYMAN Step Up	185.1	0.8% – 1.5%	2010/2013
BES CAYMAN – MIX	41.1	—	2019
BES CAYMAN – Cupão Zero	258.0	—	2028
BES CAYMAN – 23/12/2013	30.0	—	2013
BES CAYMAN Step Up	82.3	1.78% – 1.87%	2017/2019
BES CAYMAN – 20/02/2014	15.0	—	2014
BES CAYMAN – 17/03/2014	35.0	—	2014
BES CAYMAN – 24/03/2014	8.4	—	2014
BES CAYMAN – 24/03/2014	7.0	—	2014
Euro Medium Term Notes
BES-SFE 27/11/2008	46.2	3.60%	2008
Subordinated debts	159.6	2.4% – 7.8%	2006 – 2014
BES Finance
Subordinated debts	1 241.1	6.3% – 7.8%	2009 – 2012
Corporate Bonds
Euro Medium Term Notes Programme	246.8	3M USD Libor + 15bp	2005
Euro Medium Term Notes Programme	225.0	3M Euribor + 18.75bp	2005
Euro Medium Term Notes Programme	246.8	3M USD Libor + 20bp	2005
Euro Medium Term Notes Programme	400.0	3M Euribor + 17.5bp	2006
Euro Medium Term Notes Programme	600.0	3M Euribor + 20bp	2006
Euro Medium Term Notes Programme	600.0	3M Euribor + 20bp	2007
Euro Medium Term Notes Programme	18.5	HKD HIBOR3M + 25.5pb	2006
Euro Medium Term Notes Programme	100.0	4.00%	2010
Euro Medium Term Notes Programme	200.0	3M Euribor +20bp	2005
Euro Medium Term Notes Programme	15.7	3.75%	2008
Euro Medium Term Notes Programme	300.0	3.50%	2008
Euro Medium Term Notes Programme	65.0	3.00%	2008
Euro Medium Term Notes Programme	15.6	—	2005
Euro Medium Term Notes Programme	117.3	1.60%	2008
Euro Medium Term Notes Programme	50.0	3.83%	2009
Euro Medium Term Notes Programme	600.0	3M Euribor +15bp	2009
Euro Medium Term Notes Programme	200.0	3M Euribor +20bp	2011
Euro Medium Term Notes Programme	100.0	3M Euribor +20bp	2011

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2004
		Weighted average
Borrowing entity	Amount	interest rate	Maturity/year

	(In millions of Euro)
BES Finance
Corporate Bonds (continued)
Euro Medium Term Notes Programme	150.0	3M Euribor +14.5bp	2007
Euro Medium Term Notes Programme	150.0	3M Euribor +14.5bp	2007
Euro Medium Term Notes Programme	300.0	3M Euribor +15bp	2008
Euro Medium Term Notes Programme	20.0	3M Euribor +15bp	2029
Euro Medium Term Notes Programme	10.0	—	2019
BES Investimento
Corporate Bonds
“Super Rendimento Best”	7.5	3.25% – 6.25%	2004/2008
Euro Medium Term Notes Programme	17.4	—	2004/2007
Euro Medium Term Notes Programme	5.0	2.79%	2009
Euro Medium Term Notes Programme	23.2	2% – 17.04%	2005/2017
Euro Medium Term Notes Programme	36.5	0.75% – 4.75%	2011
Euro Medium Term Notes Programme	11.8	5.00%	2009
Euro Medium Term Notes Programme	8.2	—	2004/2007
Euro Medium Term Notes Programme	6.6	10% – 11.85%	2006/2011
Subordinated debts	59.9	2.7% – 5.5%	2006 – 2033
BIC
Subordinated debts	73.7	2.9% – 4.1%	Perpetual
Corporate Bonds
BIC 99 – 3ª emissão	156.1	2.86%	2008
BIC TOP 2006	5.0	c)	2006
BIC/SFE 2000 – 1ª emissão	—	2.48%	2005
BIC/CAYMAN 2001 – 1ª à 23ª emissão	1 200.0	5.4% – 6.075%	2008 – 2013
BIC/CAYMAN 2001 – 24ª à 27ª emissão	300.0	6.01% – 6.16%	2014 – 2015
BIC/CAYMAN 2001 – 28ª à 30ª emissão	150.0	4.29% – 5.42%	2004 – 2011
BIC/CAYMAN 2002 – 1ª emissão	70.0	5.92%	2012
BIC/CAYMAN 2002 – 2ª emissão	5.0	4.65%	2012
BIC/CAYMAN 2002 – 3ª à 5ª emissão	130.0	5.23% – 5.42%	2007
BIC CAPITAL MAIS – Março 2007	7.5	c)	2007
ESF (P)
Debenture loan	131.5	2.6% – 4.5%	2006 – 2011
BESPAR
Shareholders’ loans from minority interest	33.6	—	Undetermined
BESLEASING e FACTORING S.A.
Corporate Bonds
Obrigações Caixa BLM 00	0.1	6M Euribor	2005
Obrigações Caixa BLI 99	2.5	2.77%	2009
Subordinated debts	—	—	—
PARTRAN
Shareholders’ loans from minority interest	21.6	—	Undetermined
BESIL
Corporate Bonds
BESIL STEP UP 08/27/13	25.0	3.00%	2013
BESIL STEP UP 09/02/13	25.0	3.24%	2013
BESIL STEP UP 09/16/13	25.0	3.14%	2013
BESIL STEP UP10/07/13	25.0	3.34%	2013
BESIL STEP UP 02/02/17	20.6	2.12%	2017
BESIL STEP UP 02/11/13	20.6	2.03%	2019

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30. 2004
Borrowing entity	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
ESFIL
Floating rate notes	120.0	3M Euribor + 0.7%	2008
TRANQUILIDADE-VIDA
Subordinated debts	90.0	4.3% – 4.6%	2022 – Perpetual
Long-term debt	1 972.5

TOTAL	13 876.9
Intra-Group elimination	(327.7)

TOTAL	13 549.2

a)	Variable rate based on the valuation of indexes linked to “world indexes basket” or “utilities equity basket”.
b)	5% yield to maturity
c)	Variable rate based on the valuation of the underlying assets

NOTE 15 — CONVERTIBLE BONDS

Convertible bonds are analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)

4.75% Convertible bonds due 2006	200.0	200.0
3.47% Convertible bonds due 2007	110.0	110.0

	310.0	310.0

ESFG has the following convertible bond issues outstanding at June 30, 2004:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

– EUR 110 million – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible, at the option of the holder, on or after March 19, 2002 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the bonds have been converted to date.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 16 — MINORITY INTERESTS

Minority interests is analysed as follows:

	June 30,
	2003	2004

	(In millions of Euro)

BES Group	1 497.2	1 811.9
Including :
(BES FINANCE	—	600.0)
(ESOL	219.4	124.3)
(BESOL	219.3	—)
ESFG Overseas	281.2	281.2
Others	217.0	279.6

	1 995.4	2 372.7

Minority interests of BES FINANCE, ESOL, BESOL and ESFG Overseas include the following equity instruments issued by these subsidiaries and owned by third parties:

– EUR 600.0 million Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by BES, issued by BES FINANCE Ltd. (EUR 450.0 million issued in July 2003 and EUR 150.0 issued in March 2004). These preference shares pay dividends if and when declared by the Board of Directors. BES FINANCE is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BES FINANCE’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999, and at June 2003 USD 100 million of 8.5% Non-cumulative Preference Shares Series A, guaranteed as to certain payments by BES, issued in November 1993, both by Espirito Santo Overseas Limited (ESOL). ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– at June 30, 2003, USD 250 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.95% guaranteed as to certain payments by BES, issued in November 1996 by BES Overseas Limited (BESOL). BESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– EUR 127.8 million of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are it sonly class of securities with full voting rights, are owned entirely by ESFG.

During the second semester of 2003 ESOL reimbursed 4 million preference shares issued in 1993 with a total of USD 100 million and BESOL reimbursed 10 million preference shares issued in November 1996 with a total value of USD 250.0 million. These amounts were included under Minority interests on June 30, 2003.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 17 — SHAREHOLDERS’ EQUITY

Ordinary shares

The number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general shareholders meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general shareholders meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not further renewed.

At June 30, 2003 the company held 2 322 414 treasury shares for a total cost of EUR 35.9 million.

         At the end of 2003, the Company sold its treasury shares realising a net gain of EUR 4.5 million, that was accounted for as a movement in reserves.

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilised to compensate unrealised losses (of real estate/securities).

As at June 30, 2004, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves, is as follows:
	June 30,
	2003			2004
	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	262.2	44.3	217.9	1991	116.2	263.6	44.3	219.3
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				2003	7.7
				Other	5.7
Tranquilidade	254.0	28.0	226.0	1991	78.1	254.0	28.0	226.0
				2000	170.2
				Other	5.7
BESI SA	20.8	8.5	12.3	1986	8.4	21.2	8.5	12.7
				1989	7.9
				2000	3.1
				Other	1.8
BIC	9.2	4.3	4.9	1986	2.8	9.4	4.3	5.1
				1987	5.9
				1991	3.1
				1996	(6.7)
				2000	1.5
				Other	2.8
ESB	7.5	6.1	1.4	1985	8.9	7.6	6.1	1.5
				2000	(1.8)
				Other	0.5
BES V	(29.9)	—	(29.9)	1985	5.9	(30.0)	—	(30.0)
				2000	(36.5)
				Other	0.6
ESIA	11.3	—	11.3	2000	11.3	11.3	—	11.3
ESA F	21.3	—	21.3	2000	26.5	22.2	—	22.2
				2001	(5.2)
				Other	0.9
Others	17.9	2.4	15.5	1985	2.7	19.3	2.4	16.9
				2000	4.1
				2001	3.0
				2002	7.8
				Other	1.7

TOTAL	574.3	93.6	480.7			578.6	93.6	485.0

The movement in goodwill in the six month period ended June 30, 2004 relates mainly to the sale of 0.05% of BES which also led to a decrease in the goodwill associated with its subsidiaries. The decrease in goodwill is analysed as follows:

Six month period ended June 30, 2004

(In millions of Euro)
BES	(1.2)
BES subsidiaries	(0.2)

(1.4)

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 18 — PROVISIONS

The movements in provisions included in assets and liabilities for the year ended December 31, 2003 and the six month period ended June 30, 2004 were as follows:

	Provisions included in Assets
	Interest-earning deposits with banks	Insurance operations (1)	Other equity holdings	Loans and advances to customers	Investment in real estate	Total

	(In millions of Euro)

Balance as at December 31, 2002	0.5	16.3	30.1	782.6	9.9	839.4
Regulation no. 4/2002 (through shareholders’ equity)	—	—	17.0	—	—	17.0
Disposal of subsidiaries	—	—	—	(38.9)	—	(38.9	)(2)
Exchange differences and others	—	—	—	(1.0)	—	(1.0)
Transfers	—	—	—	(40.8)	—	(40.8)
Charge for the year	—	1.0	—	367.9	2.5	371.4
Write-back for the year	(0.1)	(1.2)	(2.2)	(103.9)	—	(107.4)
Write-offs for the year	—	(0.2)	—	(145.8)	(1.0)	(147.0)

Balance as at December 31, 2003	0.4	15.9	44.9	820.1	11.4	892.7

Regulation no. 4/2002 (through shareholders’ equity)	—	—	(31.4)	—	—	(31.4)
Exchange differences and others	—	—	—	13.4	—	13.4
Transfers	—	—	(2.4)	13.1	—	10.7
Charge for the period	—	—	0.1	176.5	0.3	176.9
Write-back for the period	—	(3.2)	—	(41.8)	—	(45.0)
W rite-offs for the period	—	—	—	(68.4)	(1.8)	(70.2)

Balance June 30, 2004	0.4	12.7	11.2	912.9	9.9	947.1

(1)	Relates to Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations (see Note 9)
(2)	Relates to the sale of Credibom in July 2003, consolidated under the full method until June 30, 2003 (see Note 1).

	Provisions included in Liabilities
	Provision for pension and similar charges	Provision for general banking risks	Provision for liabilities and charges	Total

	(In millions of Euro)

Balance December 31, 2002	4.7	14.6	56.9	76.2
Exchange differences and others	—	0.3	(12.3)	(12.0)
Transfers	(0.5)	20.6	22.4	42.5
Charge for the year	0.8	92.0	38.0	130.8
Write-back for the year	—	(0.5)	(5.4)	(5.9)
Write-offs for the year	(5.0)	—	(22.9)	(27.9)

Balance December 31, 2003	—	127.0	76.7	203.7

Exchange differences and others	3.7	(0.8)	0.1	3.0
Transfers	0.9	2.2	(15.2)	(12.1)
Charge for the period	0.1	7.5	29.8	37.4
Write-back for the period	—	(0.3)	(8.4)	(8.7)
Write-offs for the period	—	—	(12.4)	(12.4)

Balance June 30, 2004	4.7	135.6	70.6	210.9

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 19 — INSURANCE PREMIUMS AND OTHER INSURANCE INCOME

Insurance premiums and Other insurance income are analysed as follows:

	Six months period ended June 30,
	2003	2004

	(In millions of Euro)
Insurance premiums
– life sector	382,1	408,0
– non-life sector	199,8	196,4

Total Insurance premiums .	581,9	604,4

Other insurance income
Net Investment income	88,1	100,8
Other income	3,8	9,8

Total Other insurance income	91,9	110,6

Total Insurance premiums and Other insurance income	673,8	715,0

Gross written premiums from the life assurance business are analysed as follows:

	Six months period ended June 30,
	2003	2004

	(In millions of Euro)
Gross written premiums
Individual policies	342.9	371.7
Group policies	39.2	36.3

	382.1	408.0

Annual premiums	114.1	115.5
Single premiums	268.0	292.5

	382.1	408.0

Contracts without profit sharing	66.3	90.0
Contracts with profit sharing	211.7	203.5
Contracts where the investment risks is borne by the policy holders	104.1	114.5

	382.1	408.0

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Gross written premiums and earned premiums from non-life business are analysed as follows:

	Six month period ended June 30,
	2003		2004
	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euro)
Direct business
Accident and health	58.7	56.1	54.8	51.0
Fire and other hazards	39.5	34.6	37.4	33.0
Motor	94.1	94.9	96.3	97.1
Maritime, airline and transportation	4.5	4.9	4.4	4.5
Third party liabilities	4	3.4	5.4	4.4
Credit and suretyship	0.6	0.4	0.5	0.2
Other	5.5	5.5	5.6	5.9

	206.9	199.8	204.4	196.1
Reinsurance accepted	—	—	0.5	0.3

	206.9	199.8	204.9	196.4

Net investment income includes:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Interest and dividends on securities	103.5	82.4
Realised gains/losses	1.6	12.7
Unrealised gains/losses	(17.0)	5.7

Total	88.1	100.8

NOTE 20 — OTHER OPERATING INCOME

Other operating income is analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Reimbursment of sundry expenditures	0.8	0.8
Recovery of interest income on non-accrual loans	7.9	2.3
Banking services	31.9	47.2
Non-banking sundry services	5.2	2.3
Profit on sale of subsidiaries	65.3	24.2
Profit on disposal of fixed assets	6.8	4.3
Other trading income	(0.5)	(6.5)
Others	11.8	13.5

	129.2	88.1

The profit on sale of subsidiaries relates to the sale of Credibom, as referred to in Note 1.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 21 — INSURANCE BENEFITS AND CLAIMS

Insurance benefits and claims are analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Claims and other reserves
— life sector	445.4	470.4
— non-life sector	103.7	122.0
Participation to results	12.1	7.8

Total	561.2	600.2

Claims and other reserves for the life sector are as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	259.2	221.7
Reinsurance share	(1.1)	(1.1)

	258.1	220.6

Change in claims reserve
Gross amount	(10.8)	(14.8)
Reinsurance share	(0.6)	0.3

	(11.4)	(14.5)

	246.7	206.1

Change in life assurance reserve
Gross amount	101.5	160.1
Reinsurance share	(3.0)	(3.1)

	98.5	157.0

Change in reserve for life as surance where the investment risk is borne by the policyholders	100.2	107.3

	445.4	470.4

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Claims and reserves for the non-life sector are as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	130.5	124.8
Reinsurance share	(11.5)	(8.6)

	119.0	116.2

Change in claims reserve
Gross amount	(3.2)	6.2
Reinsurance share	(4.8)	(0.8)

	(8.0)	5.4

Change in other insurance reserves	(7.3)	0.4

	103.7	122.0

The gross amount of claims paid and change in claims reserve for the non-life sector are as follows:

	Six month period ended June 30,
	2003		2004
	Claims paid	Change in claims reserve	Claims paid	Change in claims reserve

	(In millions of Euro)
Direct business
Accident and health	41.5	(6.3)	36.5	2.2
Fire and other hazards	17.8	2.9	18.3	(2.6)
Motor	66.1	0.3	64.8	6.2
Maritime, airline and transportation	2.2	(0.3)	1.8	0.3
Third party liabilities	1.4	(0.4)	1.5	1.3
Credit and suretyship	0.6	(0.4)	0.1	(0.1)
Other	0.9	1.0	1.8	(1.1)

	130.5	(3.2)	124.8	6.2

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 22 — INSURANCE UNDERWRITTING AND RELATED EXPENSES

Insurance underwritting and related expenses are analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)

Underwriting expenses, net of reinsurance	22.0	13.6
Reinsurance premiums earned	32.1	33.6

Total	54.1	47.2

Reinsurance premiums earned are analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Direct business
Life	7.4	7.4
Accident and health	4.6	4.7
Fire and other hazards	10.2	11.5
Motor	1.9	2.0
Maritime, airline and transportation	3.1	2.9
Third party liabilities	0.6	1.0
Credit and suretyship	0.3	0.1
Other	4.0	4.0

	32.1	33.6

NOTE 23 — OTHER EXPENSES

Other expenses are analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)

Membership and donations	1.1	1.7
Administrative expenses	94.0	93.6
Contribution to the depositors guarantee fund	1.5	1.7
Direct and indirect taxes other than income tax	5.4	6.8
Legal fees	3.2	2.1
Advertising	13.9	17.5
Consulting services	4.1	5.1
Travel and representation expenses	9.6	10.7
Provision for other liabilities and charges	4.6	25.5
Provision for general banking risks	86.8	7.2
Others	25.7	23.7

	249.9	195.6

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 24 — INCOME TAXES

Income tax expense is analysed as follows:

	Six month period ended June 30,
	2003	2004

	(In millions of Euro)
Current
Portugal	35.2	22.2
Other	6.8	5.0
Deferred
Portugal	(0.7)	0.7
Other	—	(0.2)

	41.3	27.7

Tax attributable to minority interests	24.5	17.3

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally 4 years after the year to which it relates or 6 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 25 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the six month period ended June 30, 2003 and 2004 is presented in the following table:

	Six month period ended June 30,
	2003		2004

	(In millions of Euro, except per share data)

Net income	13,2		30,5
Numerator for diluted earnings per share	13,2	(1)	38,2
Denominator for basic earnings per share –
weighted-average shares	45 586 141		47 908 555
Denominator for diluted earnings per share –
weighted-average number of ordinary shares and dilutive
potential ordinary shares	45 586 141	(1)	61 936 607
Basic earnings per share	0,29		0,64
Diluted earnings per share	0,29	(1)	0,62

(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 15), amounts to EUR 0.47, thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 26 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with latest valuation performed as at December 31, 2003.

The key assumptions considered in the actuarial studies for December 31, 2002 and 2003 used to determine the present value of the pension benefits for the employees were as follows:

	Insurance	Insurance	Banking	Banking
	2002	2003	2002	2003

	Projected unit credit
Method of estimation
Mortality table	TV 73/77	GKF 95	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	3.00%	2.75%
Rate of return on assets	6.00%	5.50%	6.00%	5.50%
Rate of growth of pensions	0.00%	0.00%	2.00%	1.75%
Rate of growth of early retirement pensions	2.00%	2.00%	—	—
Discount rate	6.00%	5.50%	6.00%	5.50%
Technical rate	3.00%	3.00%	6.00%	5.50%
Discount rate of early retirement pensions	3.00%	5.50%	—	—

No disability retirements are considered in the calculations of total liabilities.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

By the end of 2003, in order to adjust the actuarial valuations to the present economic environment, the Board of Directors of the Group companies approved a change in the assumptions used as explained above. The consequent increase in total liabilities amounted to approximately EUR 44.9 million, from which EUR 43.9 million are attributable to the Portuguese banking subsidiaries which financed the total amount in 2003. In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, the amount related to the banking subsidiaries was deferred under Other assets, and will be amortised over a period of 10 years. The amount attributable to the insurance subsidiaries was netted off against actuarial gains.

The foregoing assumptions comply with the guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2002 and 2003 the number of participants covered by the pension plan was as follows:

	December 31,
	2002	2003

Employees	6 728	6 780
Pensioners	4 233	4 455
Widows and other direct relatives	777	791

Total participants	11 738	12 026

Pension liabilities and fair value of plan assets as at December 31, 2002 and 2003 were the following:

	December 31,
	2002	2003

	(In millions of Euro)

Total liabilities	1 209.9	1 454.1
Fair value of plan assets	(1 139.0)	(1 405.7)
Accruals	(1.2)	(0.9)

	69.7	47.5
Unrecognised prior service costs	(73.5)	(54.8)

Excess coverage	3.8	7.3

Additionally, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies was 482 (2002: 456), and the total liability amounted to EUR 17.2 million (2002: EUR 17.4 million), which was included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated by the banking subsidiaries as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees. Annually this amount is subject to extraordinary amortisations (anticipation) due to the reductions occurred in the population covered by this scheme.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The pension liabilities increased in 2002 and 2003 as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Liabilities at the beginning of the year	1 058.1	1 209.9
Service cost	16.2	18.8
Employees contributions	1.8	1.9
Interest cost	63.8	72.0
Early retirement – banking subsidiaries	79.1	55.7
– insurance subsidiaries	7.0	0.6
Benefits paid	(74.9)	(80.5)
Changes in actuarial assumptions	—	44.9
Actuarial losses	44.8	132.6
Acquisition (disposal) of subsidiaries and other	5.9	(1.8)

Liabilities at the end of the year	1 201.8	1 454.1
BESSA and other subsidiaries (1)	8.1	—

	1 209.9	1 454.1

Pensioners	904.2	1 083.6
Employees	297.6	370.5
Unrecognised prior service costs	(73.5)	(54.8)

Liabilities to be covered	1 128.3	1 399.3
BESSA and other subsidiaries (1)	8.1	—

	1 136.4	1 399.3

Fair value of plan assets	1 139.0	1 405.7
Accruals	1.2	0.9

Total coverage	1 140.2	1 406.6

Excess coverage	3.8	7.3

Liabilities for future services	321.0	390.9

(1)	In 2003 BESSA and the other subsidiaries are already included in the consolidated figures.

The fair value of plan assets changed during 2002 and 2003 as follows:

	December 31,
	2002	2003

	(In millions of Euro)

Opening balance	967.4	1 139.0
Acquisition (disposal) of subsidiaries and other	7.5	(1.1)
Group contributions	314.5	258.9
Employees contributions	1.8	1.9
Pensions paid	(73.6)	(80.5)
Actual return on plan assets	(84.7)	87.5

Year end balance	1 132.9	1 405.7
BESSA and other subsidiaries	6.1	—

	1 139.0	1 405.7
Accruals	1.2	0.9

Total coverage	1 140.2	1 406.6

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The amount recognised as a cost by the Group in 2003 amounted to EUR 78.2 million (2002: EUR 63.1 million, 2001: EUR 43.9 million) and included:

	December 31,
	2002	2003

	(In millions of Euro)
Service cost	16.2	18.8
Interest cost	63.8	72.0
Expected return on plan assets	(54.5)	(63.9)

Current expenses	25.5	26.9
Actuarial (gains)/ losses and changes in assumptions – insurance business	5.6	(1.4)
Amortisation of actuarial (gains)/losses and changes in assumptions – banking business	0.2	15.2
Curtailment cost – insurance business	2.5	5.1
Amortisation of curtailment costs – banking business	8.1	13.7
Amortisation of unrecognised prior service costs – banking business	8.7	7.6
Anticipation of unrecognised prior service costs – banking business	12.5	11.1

Liabilities accrued in the period	63.1	78.2

For the period ended June 30, 2004, the Group recognised EUR 40.9 million as cost for pension (June 30, 2003: EUR 35.7 million).

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and it recognised in the statement of income an amount of EUR 2.5 million. In the six month period ended on June 30, 2003, EUR 2.3 million was recognised in the statement of income, having the remaining been recognised in the second half of 2003.

The movements in Deferred actuarial losses in the year were as follows:

	December 31,
	2002	2003

	(In millions of Euro)
Opening balance	87.3	341.9
Curtailment costs
– Banking business	79.1	55.7
– Insurance business	4.5	—
Actuarial gains and losses generated in the year (1)	180.2	114.9
Changes in actuarial assumptions (2)	—	43.9
Amortisation of curtailment costs – banking business	(8.1)	(13.7)
Amortisation of curtailment costs – insurance business	—	(4.5)
Amortisation of actuarial gains/(losses) – banking business	(0.2)	(15.2)
Other	(0.9)	0.7

	341.9	523.7
Deferred actuarial losses – corridor	113.5	138.0

Deferred actuarial losses – outside the corridor	228.4	385.7

1)
from the actuarial loss generated in 2003 amounting to EUR 109.0 million (EUR 132.6 million loss in liabilities and EUR 23.6 million gain in the plan assets), EUR 114.9 million loss related to the banking subsidiaries and was deferred following the cor ridor method. From the gains of EUR 5.9 million attributable to the insurance subsidiaries, EUR 2.4 million was recognised in the statement of income and the remaining EUR 3.5 million was not recognised.

2)
from the amount related to the change in assumptions, EUR 1 million generated by the insurance subsidiaries was netted off against actuarial gains. The remaining amount of EUR 43.9 million was deferred for a period of 10 years.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2.

Comparison between assumptions used and the actual values obtained in 2003 is as follows:

	ACTV Fund		Open-end Pension Fund

	Assumption	Actual (2003)	Assumption	Actual (2003)

Increase in future compensation levels	2.75%	6.00%	2.75%	6.00%
Expected return on plan assets	5.50%	8.10%	5.50%	8.10%
Pension increase rate	1.75%	2.60%	1.75%	2.60%

The pension fund’s assets used by the Group, as at 31 December 2003, refer only to premises in the amount of EUR 151.6 million (2002: EUR 41.2 million). The pension fund owned related parties shares for an amount of EUR 9.0 million. During 2002, the Group sold to the pension fund 22.4 million shares of VTR,SGPS, S.A. for EUR 32.0 million. This transaction generated a surplus of EUR 9.6 million in Group’s financial statements and generated a similar gain in the pension fund.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 27 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker, or decision making group, in assessing the segments’ performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG’s two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the six month period ended June 30, 2004 and segment assets as at June 30, 2004:

	Net interest revenues and dividends(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)	Assets

	(In millions of Euro)
Banking	335.1	321.5	656.6	511.7	144.9	40 653.1
Leasing	25.8	1.8	27.6	10.1	17.5	1 038.5
Consumer credit	6.3	12.4	18.7	7.6	11.1	131.6
Asset management	1.2	37.8	39.0	18.3	20.7	141.5
Brokerage	1.1	26.3	27.4	11.3	16.1	1 255.7
Factoring	—	—	—	—	—	552.9
Others	(1.2)	17.4	16.2	39.5	(23.3)	204.7

Total banking	368.3	417.2	785.5	598.5	187.0	43 978.0

Life insurance	63.2	440.2	505.5	494.9	10.6	3,867.0
Non-life insurance	6.0	203.6	209.6	207.8	1.8	617.1

Total insurance	69.2	643.8	715.1	702.7	12.4	4 484.1

Corporate	(14.9)	0.8	(14.1)	5.9	(20.0)	65.8

TOTAL	422.6	1 061.8	1 486.5	1 307.1	179.4	48 527.9

(1)	Insurance interest income and dividends is shown in the statement of income under other insurance revenues.
(2)	Pre-tax income represents income before income taxes and minority interest.

NOTE 28 — RELATED PARTY TRANSACTIONS

ESI and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The following is a summary of significant balance sheet and statement of income positions with related parties:

BALANCE SHEET TRANSACTIONS

	June 30,

	2003	2004

	(In millions of Euro)
ASSETS
Other interest-earning deposits	2,8	18,9
Investment securities available for sale	3,9	—
Loans and advances to customers (1)	994,8	975,4
Other assets	9,8	12,0

TOTAL ASSETS	1 011,3	1 006,3

LIABILITIES
Demand and time deposits	11,8	52,4
Accrued interest and other liabilities	56,2	58,3

TOTAL LIABILITIES	68,0	110,7

(1)	Loans and advances to customers include advances made to ESI and certain of its other subsidiaries which in large part are utilized to fund long-term investments and construction projects.

The loans relate to the following entities:

	June 30,

	2003	2004

	(In millions of Euro)
Directors (1)	247.6	178.8
Espírito Santo Resources Ltd	202.0	223.2
Espírito Santo BVI Participation Ltd	164.9	102.6
Espírito Santo International SA	142.5	76.1
Espírito Santo Health & SPA SA	5.4	36.6
Espírito Santo Property Holding SA	63.0	150.7
Portugália	54.9	67.7
Espírito Santo Industrial SA	67.0	23.5
ES Saúde, SGPS	—	20.0
Euroamerican	9.6	44.7
Escom	13.2	10.7
Others	24.7	40.8

	994.8	975.4

(1)	Represent loans to companies controlled by non-executive Directors.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

STATEMENT OF INCOME

	Six month period ended June 30,

	2003	2004

	(In millions of Euro)
Interest income
Interest on loans	11.9	9.2
Interest and dividends on securities	0.2	—

Total interest income	12.1	9.2

Interest expense
Interest on deposits	0.5	0.5

Total interest expenses	0.5	0.5

Other income
Fee and commission income	0.2	0.4
Insurance revenues	1.7	1.8
Net gains on foreign currency transactions	—	—
Other operating income	0.1	0.2

Total other income	2.0	2.4

Other expenses	0.7	1.6

NOTE 29 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	June 30,

	2003	2004

	(In millions of Euro)
Contingent liabilities
Guarantees and letter of credit	4 355,2	4 576,0
Open documentary credits	237,6	402,2
Assets given as guarantees	265,5	424,3
Others	29,8	29,5

Commitments
Revocable credit lines granted	2 661,5	3 192,3
Irrevocable credit lines granted	897,5	939,6

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for: 1) trading purposes; 2) to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices; 3) to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date.

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared to the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department.

Liquidity risk represents the capacity to meet short-term financial obligations, which in particular markets affect the capacity to liquidate the Group’s position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six month.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group’s trading activities are disclosed in the table below.

For the Group’s trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealised and realised gains or losses), since traded instruments are “marked-to-market” on a daily basis.

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunise or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at June 30, 2004 are as follows:

	June 30, 2003	June 30, 2004

	Notional amount(1)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

Over the counter (OTC) Derivatives
Foreign exchange contracts
Trading
Purchase	36.4	35.3	(0.1)	(0.1)	—
Sell	32.8	9.3	—	—	—
Other than trading
Purchase	818.8	13 619.3	(2.3)	2.0	156.6
Sell	819.1	13 621.4

Currency swaps
Trading
Purchase	77.9	9.0	0.1	0.1	0.1
Sell	66.0	8.9
Other than trading
Purchase	400.8	669.9	2.6	(0.2)	4.8
Sell	396.7	668.0

Interest rate swaps
Trading	15 478.7	14 846.5	(0.4)	(0.4)	287.4
Other than trading	2 634.2	3 237.5	(22.3)	16.3	23.2

Credit default swaps
Trading	960.6	1 394.3	(5.7)	(5.7)	14.9
Other than trading	38.7	156.5	3.0	0.4	142.0

Equity/index swaps
Trading	836.1	825.1	22.1	22.1	24.0
Other than trading	686.4	783.9	3.0	(28.5)	18.6

Currency interest rate swaps
Trading
Purchase	169.1	32.1	4.2	4.2	6.4
Sell	178.5	153.4
Other than trading
Purchase	74.0	78.7	(4.1)	(0.7)	0.1
Sell	82.6	86.4

Forward rate agreements
Trading	7 225.3	349.2	0.3	0.3	0.3
Other than trading	7 289.6	300.0	—	0.2	—

Currency options
Trading
Purchase	161.2	204.2	(1.0)	(1.0)	0.5
Sell	164.0	74.1	—	—	0.5
Other than trading
Purchase	146.1	—	—	—	—
Sell	161.0	—	—	—	—

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2003	June 30, 2004
	Notional amount(1)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Swaption
Trading
Purchase	553.8	1 261.6	1.5	1.5	4.9
Sell	544.2	1 723.0	1.0	1.0	5.7
Equity options
Trading
Purchase	15.9	511.5	4.1	4.1	8.6
Sell	40.8	718.2	12.6	12.6	0.2
Other than trading
Purchase	—	—	—	—	—
Sell	—	24.4	(0.5)	—	—
Index/Options
Trading
Purchase	30.6	23.9	(2.8)	(2.8)	—
Sell	40.8	20.6	2.5	2.5	2.5
Other than trading
Purchase	—	3.0	—	—	—
Sell	—	25.2	0.8	0.8	0.9
Interest rate caps and floors
Trading
Purchase	1 009.7	1 175.7	22.8	22.8	24.1
Sell	1 130.7	1 107.5	(18.4)	(18.4)	—
Other than trading
Purchase	11.5	8.5	—	8.5	—
Sell	0.5	0.5	—	0.5	—
Bonds options
Trading
Purchase	—	117.5	—	—	—
Sell	—	30.0	(0.1)	(0.1)	0.1
Exchange traded Derivatives
Equity/Index Futures
Trading
Purchase	21.8	65.8	—	—	—
Sell	38.8	60.1	—	—	—
Interest rate futures
Trading
Purchase	—	303.8	—	—	—
Sell	—	511.2	—	—	—
Futures Options
Trading
Purchase	10 799.9	6 830.3	—	—	—
Sell	957.1	5 810.0	—	—	—
Currency options
Trading
Purchase	39.0	73.3	—	—	—
Sell	43.4	127.2	—	—	—

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

	June 30, 2003	June 30, 2004
	Notional amount(1)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Equity options
Trading
Purchase	13.2	19.9	—	—	—
Sell	12.7	30.7	—	—	—
Currency Futures
Trading
Purchase	—	34.3	—	—	—
Sell	—	31.3	—	—	—
Financial futures
Trading	537.5	—	—	—	—

(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit expense represents the positive difference between amounts receivable and payable on the current positions.

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other Over-the-counter (OTC) instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

•
Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

•
Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counter party to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

•
Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counter-party to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•
Credit default swaps are contracts where one counter-party, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counter party to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

•
Futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearinghouse and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilized for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Significant concentrations of credit risk

Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

Legal actions and claims

Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group’s financial position.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

NOTE 30 — SECURITISATION TRANSACTIONS

a)	Securitisation of loans and advances to customers

Lusitano No. 1, Limited

In August 1999, BES entered into an agreement to securitise consumer loans carried in its books at EUR 250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets. The issue terms of the Notes include provisions that their holders have no recourse to BES or any other Group company. The Group does not support any credit loss in excess of cash collateral deposited with Lusitano No. 1 Limited in amounts, which cannot exceed 5% of the nominal amount of the consumer loans transferred. Lusitano No. 1 Limited’s only activity is to hold the consumer credit portfolio purchased from BES. The payment of capital and interest relating to the bonds issued by this entity will rely exclusively on this portfolio and on the collateral deposited by BES. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, BES became entitled to the residual value of this entity’s assets, after liabilities towards the bondholders have been settled until December 31, 2003. From January 1, 2004 and in accordance with Regulation of the Bank of Portugal, excess spread is only recognised in the statement of income when received.

Other information on June 30, 2004 relating to this securitisation can be summarised as follows:

a)	Securities issued by Lusitano No. 1 Limited

	Senior	Junior	Residual certificates

Rating
— FITCH Ratings	AAA	A	—
— Moody’s	Aaa	A2	—
— Standard & Poors	AAA	A	—

Initial amount (millions of Euro)	233.7	16.3	0.05
Outstanding amount (millions of Euro)	25.4	16.3	0.05

Coupon interest rate	Euribor 3 m	Euribor 3 m	Excess
	+ 0.36% pa	+ 0.75% pa	spread

Redemption	Up to Sept. 2007	Up to Sept. 2007	Up to Sept. 2007
Securities held by BES Group
Amount (millions of Euro)	—	—	0.05

b)	Commitments retained by BES Group:

•	Cash reserve: EUR 5.0 million, recorded in Other assets;

•	Liquidity lines and guarantees: not applicable.

c)	Provisions:

•
Provisions in the amount of EUR 5.0 million and EUR 1.7 million were recorded in accordance with Instruction no. 27/2000 issued by the Bank of Portugal, and are accounted for against Other assets and as Provision for liabilities and charges, respectively.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

d)	Intervening entities:

•	Purchasers of credits: Lusitano No. 1 Limited and Deutsche Bank (Portugal);

•	Manager of credits: BES.

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance No. 2 Plc Company a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in BESLEASING MOBILIÁRIA (now BESLEASING e FACTORING – Instituição Financeira de Credito S.A.) accounts, in the amount of EUR 300.0 million.

At the time of the sale, no gains or losses were recorded both by BES or BESLEASING e FACTORING. Lusitano Finance No. 2 Plc Company financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and BESLEASING e FACTORING cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance No. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit will assume the maximum value of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance No. 2 Plc Company’s only activity is to hold the loan portfolio acquired to BES and BESLEASING e FACTORING and the payment of principal and interest of the bonds issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and BESLEASING e FACTORING. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance No. 2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs until December 31, 2003. From January 1,2004 and in accordance with Regulation of the Bank of Portugal, excess spread is recognised in the statement of income when received.

This securitisation transaction also presents the following features on June 30, 2004:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A—	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A—	—
Initial amount (millions of Euro)	409.7	11.3	29.0	20.3
Outstanding amount (millions of Euro)	347.8	11.3	29.0	20.3
Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	“Excess
	+0.27% pa	+ 0.45% pa	+ 0.83% pa	spread”

Reimbursement	Until	Until	Until	Until
	Apr/2010	Apr/2010	Apr/2010	Apr/2010
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	20.3

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million, accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

c)	Provisions:

•
Provisions for securities in the amount of EUR 8.9 million and EUR 0.8 million were recorded, in accordance with the Instruction no. 27/2000 issued by the Bank of Portugal, and are accounted for respectively as unrealised losses recorded and against Other Assets.

d)	Entities involved:

•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Manager of credits: BES and BESLEASING e FACTORING.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, S.A., a mortgage portfolio in the amount of EUR 1 000.0 million that was recorded in BIC’s balance sheet.

At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note has a maximum value of 1% of the portfolio sold.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs. From January 1, 2004 and in accordance with Regulation of the Bank of Portugal, excess spread is recognised in the statement of income when received.

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

This securitisation transaction also presents the following features on June 30, 2004:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Initial amount (millions of Euro)	915.0	32.5	25.0	22.5	5.0	10.0
Outstanding amount (millions of Euro)	803.7	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	“Excess
	+ 0.28% pa	+ 0.48% pa	+ 0.65% pa	+ 1.35% pa	+ 3.90% pa	spread”

Reimbursement	Until	Until	Until	Until	Until	Until
	Dec/2035	Dec/2035	Dec/2035	Dec/2035	Dec/2035	Dec/2035
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	1.6

During the six month period ended June 30, 2004, BIC sold approximately 80% of the residual certificates it held as investment securities.

b)	Commitments retained by the Group:

•	20% of class F note accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provision for liabilities and charges in the amount of EUR 4.5 million were recorded, in accordance with instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, S.A.;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal).

Lusitano Mortgages No. 2, Plc

In November 2003, BES Group performed the fifth securitisation transaction, having sold to Lusitano Mortgages No. 2 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Finantia-SGFTC, S.A., a mortgage portfolio in the amount of EUR 1 000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 2 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 2, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 2, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note corresponding to the cash reserve to the transaction, amounts to EUR 9 million.

Lusitano Mortgages No. 2 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 2, Plc only activity is holding the participation units in Lusitano Mortgages No. 2 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 2, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs. From January 1, 2004 and in accordance with regulation of the Bank of Portugal, excess spread is recognised in the statement of income when received.

This securitisation transaction also presents the following features on June 30, 2004:

a)	Notes issued by Lusitano Mortgages No. 2 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BBB–	—
– Moody’s	Aaa	Aa3	A3	Baa3	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Initial amount (millions of Euro)	920.0	30.0	28.0	16.0	6.0	9.0
Outstanding amount (millions of Euro)	872.4	30.0	28.0	16.0	6.0	9.0
Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	“Excess
	+ 0.24% pa	+ 0.48% pa	+ 0.64% pa	+ 1.20% pa	+ 3.75% pa	spread”

Reimbursement	Until	Until	Until	Until	Until	Until
	Dec/2036	Dec/2046	Dec/2046	Dec/2046	Dec/2046	Dec/2046
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	1.4

During the six month period ended June 30, 2004, BIC sold approximately 80% of the certificates it held as investment securities.

b)	Commitments retained by the Group:

•	20% of class F note accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•
Provision for liabilities and charges in the amount of EUR 4.7 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal, and are classified under unrealised losses recorded.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 2 Fund;

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

•	Fund manager of Lusitano Mortgages No. 2: Finantia-SGFTC, S.A.;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 2 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Crédit Agricole Indosuez.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

During the second half of 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired by BES. The face value of this note have a maximum value of 9.6% of the face value of the securities portfolio sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve acquired by BES Group. This Class D note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Global CDO No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C and its operational costs. From January 1, 2004 and in accordance with regulation of Bank of Portugal, excess spread is recognised in the statement of income when received.

This securitisation operation also presents the following features on June 30, 2004:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Initial amount	350.0	623.8	42.3	25.2	103.0
(millions of Euro)
Outstanding amount	—	417.6	42.3	25.2	103.0
(millions of Euro)
Coupon rate / return	Euribor 3m + 0.25% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.10% pa	Excess spread until 10%
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (millions of Euro)	—	0.3	—	15.2	91.6

b)	Commitments retained by the Group:

•	Class D notes on the maximum amount of EUR 91.6 million, accounted for as Investment securities available for sale;

•	The Group also holds 500 000 notes Class A2 notes and 2 700 000 Class C notes, also accounted for as Investment securities available for sale;

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ESPÍRITO SANTO FINANCIAL GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2004

•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal.

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with Instruction no. 27/2000 issued by the Bank of Portugal.

NOTE 35 — SUBSEQUENT EVENT

The most relevant events that occurred after balance sheet date were the following:

•
On July 30, 2004 BES concluded negotiations referring to the transactions of spanish asset management companies Lusogest, SGIIC, S.A. and Lusopensiones, SGFP, S.A., belonging to Grupo Caixa Geral de Depósitos. This operation besides the acquisition of the referred companies includes comercialization contracts of Group BES Funds in the network of Banco Siméon. The acquiring entities are Espírito Santo Gestión, S.A. and Espírito Santo Pensiones, SGFP, S.A., which are asset management companies from Group BES in Spain and subsidiaries of the holding company ESAF – Espirito Santo Activos Financieros, S.A. (Spain), which is a subsidiary of Group BESSA (See note 2).

•	On July 2004, BES Group sold its investment in Clarity Payment Solutions.

•
On August 2004, BES Finance increased its Euro Medium Term Notes Programme from 7 000 million, up to a total amount of Euro 10 000 million. As referred before, BES Cayman Island and Madeira branch can also issue bonds under this programme (see note 2).

•
On September 1, 2004, ESOL redeemed in whole the 6 million preference shares (US$ 150 million) issued in August 1999, at a redemption price of US$ 25 per share plus accrued and unpaid dividends, from June 1, 2004 (inclusive) to September 1, 2004 (exclusive).

•	On July 28, 2004, the Bank of Portugal issued Regulation no. 4/2004 which establishes that provision charges in accordance with Regulation no. 4/2002 during 2004 can be recorded against reserves.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 4 October, 2004